

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

September 22, 2010

Mr. Peter McCausland
Chairman, President and Chief Executive Officer
Airgas, Inc.
259 North Radnor- Chester Road, Suite 100
Radnor, Pennsylvania 19087-5283

Re: **Airgas, Inc.
Form 10-K for Fiscal Year Ended March 31, 2010
Filed May 27, 2010
File No. : 1-9344**

Dear Mr. McCausland:

We have completed our review of your filing and do not have any further comments at this time.

Very truly yours,

Jay Ingram
Legal Branch Chief